Exhibit 99.1

Safe-T Signs Partner Agreement with a Fortune 500 Affiliate for the Resale of its SDP Solution

HERZLIYA, Israel, December 11, 2019 – Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of secure access solutions for on-premises and hybrid cloud environments, today announced that its wholly owned subsidiary, Safe-T Data A.R Ltd., has signed a Master Terms and Conditions Agreement with a European affiliate of a Fortune 500 global professional services company, to resell Safe-T’s products and solutions in Spain, Portugal and Israel. The new partner is providing a broad range of services and solutions in more than 120 countries in strategy, consulting, digital, technology and operations and is a global leader in applying innovative solutions for improving organizations' operations and efficiency.

As part of the agreement, Safe-T will offer its Software Defined Perimeter (SDP) to the partner's top tier customers in various sectors, such as banking, insurance, industrial and others. Safe-T’s SDP solution will be offered as an on-premises deployment or as a cloud service.

Safe-T’s SDP solution grants access to applications on a need-to-know basis, while giving users fast and seamless access to the resources they need. This creates a “verify-first, access-second” zero-trust approach across an organization’s applications, enabling enhanced security, greater visibility and better user experience. It controls the access to internal services and utilizes third-party identity providers (such as Microsoft, Okta, DUO Security and Fortinet) to authenticate each user.

“We are very proud to have been selected by this leading firm to provide our SDP solution to its customers,” said Shachar Daniel, CEO of Safe-T. “Our SDP solution helps organizations to deploy a secure and agile Zero-Trust Network Access (ZTNA) solution, to control who can access internal and cloud services and how such access is granted. The emerging shift from legacy network, where organizations have little to no visibility or control regarding network and data usage, to Zero-Trust architecture and methodology, opens a huge potential for our own unique ZTNA solution”.

About Safe-T®

Safe-T Group Ltd. (NASDAQ, TASE: SFET) is a provider of access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of zero-trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its SDP solution, the potential of the resale agreement with the partner and the potential of the SDP solution and/or the resale agreement to address market need and/or demand. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110